FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 27, 2015 of Diana Containerships Inc. (the "Company") announcing its financial results for the fourth quarter and year ended December 31, 2014 and declaring a cash dividend on its common stock of $0.0025 per share.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: February 27, 2015	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2014

DECLARES CASH DIVIDEND OF $0.0025 PER SHARE
FOR THE FOURTH QUARTER

ATHENS, GREECE, February 27, 2015 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today reported net income of $0.9 million for the fourth quarter of 2014, compared to a net loss of $19.8 million for the respective period of 2013. The loss for the fourth quarter of 2013 was mainly the result of impairment charges and direct sale and other charges totalling $21.9 million for two vessels.
Time charter revenues, net of prepaid charter revenue amortization, were $15.0 million for the fourth quarter of 2014, compared to $15.5 million for the same period of 2013, mainly due to decreased average time charter rates, despite an increase in ownership days resulting from the addition to the Company's fleet of three vessels in 2014, partly offset by the disposal of two vessels in December 2013 and February 2014.
Net income for the year ended December 31, 2014 amounted to $3.2 million, compared to a net loss of $57.3 million for the year ended December 31, 2013. The loss for the year ended December 31, 2013 was mainly the result of impairment charges and direct sale and other charges totalling $58.8 million for five vessels. Time charter revenues, net of prepaid charter revenue amortization, for the year ended December 31, 2014 amounted to $54.1 million, compared to $54.0 million for the year ended December 31, 2013.
Dividend Declaration
The Company has declared a cash dividend on its common stock of $0.0025 per share with respect to the fourth quarter of 2014. The cash dividend will be payable on or around March 26, 2015 to all shareholders of record as at March 11, 2015. As of December 31, 2014 the Company had 73,158,991 shares of common stock outstanding.

Fleet Employment Profile (As of February 27, 2015)
Currently Diana Containerships Inc.'s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU
Panamax Container Vessels

SAGITTA	A	$7,400	1.25%	A.P. Møller - Maersk A/S	29-Jan-14	14-Nov-14	1,2,3
		$7,825	1.25%		14-Nov-14	14-Sep-15 - 14-Nov-15
2010 3,426
CENTAURUS	A	$8,000	3.50%	CMA CGM S.A.	13-Jun-14	28-Jan-15	4,5
		$7,650	5.00%	Maersk Line A/S	22-Feb-15	22-Jul-15 - 22-Oct-15
2010 3,426
SANTA PAMINA		$9,500	5.00%	The Shipping Corporation of India Ltd.	28-Nov-14	16-Mar-15 - 15-May-15
2005 5,042
CAP DOMINGO	B	$23,250	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-14	23-Dec-14	6,7,8
(ex Cap San Marco)
		$9,900	3.75%	Rudolf A. Oetker KG	23-Dec-14	24-Dec-15 - 8-Mar-16	9,10
2001 3,739
CAP DOUKATO	B	$23,250	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-14	23-Dec-14	6,7,8
(ex Cap San Raphael)
		$9,900	3.75%	Rudolf A. Oetker KG	23-Dec-14	23-Jan-16 - 23-Apr-16	9
2002 3,739
APL GARNET		$27,000	0%	NOL Liner (Pte) Ltd.	19-Nov-12	20-Aug-15 - 19-Oct-15	7
1995 4,729
HANJIN MALTA		$25,550	US$150 per day	Hanjin Shipping Co. Ltd.	15-Mar-13	30-Mar-16 - 15-May-16	7
1993 4,024

Post - Panamax Container Vessels

PUELO	C	$27,900	US$150 per day	CSAV Valparaiso	23-Aug-13	10-Apr-15 - 23-Feb-16	11,12,13
2006 6,541
PUCON	C	$27,900	US$150 per day	CSAV Valparaiso	20-Sep-13	20-Mar-15 - 20-Mar-16	11,14
2006 6,541
YM MARCH	D	$12,000	0%	Yang Ming (UK) Ltd.	12-Sep-14	15-Mar-15 - 15-May-15	13,15
2004 5,576
YM GREAT	D	$12,000	0%	Yang Ming (UK) Ltd.	10-Oct-14	26-Mar-15	16

		$17,475	2.50%		27-Mar-15	27-Jun-15 - 27-Aug-15	17
2004 5,576
* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 In October 2014, the Company agreed to extend as from November 14, 2014 the previous charter party with A. P. Møller - Maersk A/S for a period of minimum 10 months to maximum 12 months at a gross charter rate of US$7,825 per day.

2 As per Novation Agreement signed in January 2015, with effect from February 1, 2015, charterers have changed to Maersk Line A/S.
3 Vessel currently off-hire for drydocking.
4 In December 2014, the Company signed an addendum, extending the initially agreed maximum redelivery date to January 21, 2015. In January 2015, the Company agreed to further extend the maximum redelivery date till January 29, 2015.

5 Vessel on scheduled drydocking from January 28, 2015 to February 22, 2015.

6 For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

7 For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.

8 Vessel chartered for a period of thirty-six (36) months plus or minus forty-five (45) days. The net daily charter hire rate was US$22,750 during the first twelve (12) months, US$22,850 during the second twelve (12) months and US$23,250 for the third twelve (12) months of the charter.

9 Reederei Santa Containerschiffe GmbH & Co. KG has agreed to novate the time charter contract to Rudolf A. Oetker KG.
10 During January 2015, the vessel was off-hire for approximately three days.
11 In case the vessel is redelivered to the Company in any period between the earliest and the maximum redelivery period, then the charterers will pay a lump sum equivalent to US$6,000 per day to the owners for the outstanding period between the redelivery date and up to the 30 months.

12 Charterers changed to Norasia Container Lines Limited, as per Novation Agreement signed in September 2014 with a retroactive effect from July 1, 2014. As per same Novation Agreement, with effect from February 1, 2015, charterers have changed to Hapag-Lloyd AG.

13 Based on latest information.
14 Charterers changed to Norasia Container Lines Limited, as per Novation Agreement signed in September 2014 with a retroactive effect from July 1, 2014.
15 Charterers have exercised their right to add the off-hire days and therefore the optional period has been extended up to May 15, 2015.
16 Charterers have exercised their right to add the off-hire days and therefore the optional period has been extended up to March 26, 2015 (24:00 UTC).
17 In February 2015, the Company agreed to extend as from March 27, 2015 (00:01 UTC) the previous charter party with Yang Ming (UK) Ltd. for a period of minimum 3 months to maximum 5 months at a gross charter rate of US$17,475 per day.

Summary of Selected Financial & Other Data
	For the three months ended December 31,		For the years ended December 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues, net of prepaid charter revenue amortization	$15,038	$15,503	$54,068	$54,015
Voyage expenses	98	178	332	705
Vessel operating expenses	7,768	7,313	26,559	30,870
Net income / (loss)	869	(19,784)	3,238	(57,346)
FLEET DATA
Average number of vessels	10.3	9.9	8.8	9.6
Number of vessels	11.0	9.0	11.0	9.0
Ownership days	944	908	3,198	3,516
Available days	944	908	3,198	3,516
Operating days	943	904	3,189	3,442
Fleet utilization	99.9%	99.6%	99.7%	97.9%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$15,826	$16,878	$16,803	$15,162
Daily vessel operating expenses (2)	$8,229	$8,054	$8,305	$8,780

(1)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 8:30 A.M. (Eastern Time) on Friday, February 27, 2015.

Investors may access the webcast by visiting the Company's website at www.dcontainerships.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13599766.

About the Company
Diana Containerships Inc. is a leading global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended December 31,		For the years ended December 31,
	2014	2013	2014	2013
REVENUES:	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$17,884	$20,896	$65,678	$74,337
Prepaid charter revenue amortization	(2,846)	(5,393)	(11,610)	(20,322)
Time charter revenues, net	15,038	15,503	54,068	54,015

EXPENSES:
Voyage expenses	98	178	332	705
Vessel operating expenses	7,768	7,313	26,559	30,870
Depreciation	2,868	2,952	10,309	11,070
Management fees	-	-	-	305
General and administrative expenses	1,784	1,208	6,306	5,059
Impairment losses	-	9,697	-	42,323
Loss on vessels' sale	-	12,210	695	16,481
Foreign currency losses / (gains)	-	(1)	17	66
Operating income / (loss)	2,520	(18,054)	9,850	(52,864)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,693)	(1,741)	(6,746)	(4,554)
Interest Income	42	11	134	72
Total other expenses, net	(1,651)	(1,730)	(6,612)	(4,482)

Net income / (loss)	$869	$(19,784)	$3,238	$(57,346)

Earnings / (loss) per common share, basic and diluted	$0.01	$(0.58)	$0.06	$(1.73)

Weighted average number of common shares, basic and diluted	72,797,551	34,198,357	51,645,071	33,159,328

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended December 31,		For the years ended December 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)
Net income / (loss)	$869	$(19,784)	$3,238	$(57,346)
Other comprehensive loss (Actuarial loss)	(68)	-	(68)	-

Comprehensive income / (loss)	$801	$(19,784)	$3,170	$(57,346)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	2014	2013
ASSETS

Cash, cash equivalents and restricted cash	$91,873	$29,555
Vessels' net book value	306,094	265,372
Other fixed assets, net	1,089	321
Prepaid charter revenue	6,364	18,166
Other assets	3,843	3,295
Total assets	$409,263	$316,709

LIABILITIES AND STOCKHOLDERS' EQUITY

Bank debt, net of unamortized deferred financing costs	$98,298	$98,102
Related party financing	50,867	50,233
Other liabilities	3,655	3,909
Total stockholders' equity	256,443	164,465
Total liabilities and stockholders' equity	$409,263	$316,709

OTHER FINANCIAL DATA

	For the three months ended December 31,		For the years ended December 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$6,658	$9,671	$25,487	$31,740
Net Cash provided by / (used in) Investing Activities	(34,479)	8,028	(51,636)	(81,663)
Net Cash provided by / (used in) Financing Activities	(183)	(1,524)	88,467	38,082